pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces New $4 Million Non-Brokered Private Placement

Vancouver, BC, June 10, 2026: Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") will not be proceeding with a non-brokered private placement as announced on April 30, 2026.

The Company intends to undertake a non-brokered private placement financing (the "Offering") to raise gross proceeds of up to $4,000,001.90 from the sale of up to 1,860,466 units ("Units") at a price of $2.15 per Unit, each Unit consisting of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share from the Company at a price of $2.37 per Common Share for a period of 36 months from the closing date of the Offering.

The Company intends to use the net proceeds from the Offering to complete a new preliminary economic assessment for its Morrison project and for general corporate purposes.

The closing of the Offering is subject to certain conditions, including the approval of the TSX Venture Exchange and certain other conditions customary for a private placement of this nature. All securities issued pursuant to the Offering will be subject to a hold period in accordance with applicable Canadian securities law, expiring four months and one day following the closing date of the Offering.

The Company may pay a finder's fee in respect of those purchasers under the Offering introduced to the Company by certain persons (each, a "Finder"). Each Finder will be entitled to receive a cash payment equal to 8% of the gross proceeds received by the Company from purchasers under the Offering who were introduced to the Company by such Finder and Warrants in an amount equal to 8% of the number of Units sold to purchasers identified by such Finder.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release is not an offer or a solicitation of an offer of securities for sale in the United States, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  PBM can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information:

John Plourde, CEO, President and Director

(604) 681-8556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding: the use of proceeds of the Offering, the timing and ability to complete the Offering on the proposed terms; and the Company's ability to obtain the conditional approval of the TSX Venture Exchange. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.